TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN RESOURCES INC. - EARLY WARNING REPORT

TORONTO, ONTARIO - September 11, 2009 - On September 8, 2009, Tiomin Resources Inc. ("**Tiomin**" or the "**Corporation**") entered into an agreement with Freegold Ventures Limited ("**Freegold**") to increase its equity interest in Freegold by converting approximately 66% of the US$2,329,000 bridge loan (the "**Outstanding Debt**"), including accrued interest and fees, owed by Freegold to Tiomin into 16,714,773 common shares of Freegold.

Prior to agreeing to this transaction, Tiomin held 610,000 common shares of Freegold, representing approximately 0.8% of the outstanding shares of Freegold. Upon completion of the conversion of the Outstanding Debt, Tiomin will hold 17,324,773 common shares of Freegold, representing approximately 19.99% of the outstanding common shares of Freegold.

The conversion of the Outstanding Debt is a private transaction and will not take place through the facilities of any stock exchange. Subject to regulatory approval, the common shares will be issued pursuant to the securities for debt exemption provided under section 2.14 of National Instrument 45-106 *Prospectus and Registration Exemptions*.

The inferred consideration for converting the Outstanding Debt into 16,714,773 common shares is Cdn$0.09 per share.

Tiomin is acquiring these securities for investment purposes and may increase or decrease the investment in these securities depending upon future market conditions.

Freegold seeks to further explore its 93% owned Golden Summit gold project outside Fairbanks, Alaska, near the Fort Knox gold mine. Freegold's other properties include a 100% lease interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska and an exploration agreement with an option to lease the Vinasale gold project in central Alaska.

More details regarding Freegold's projects can be obtained by reviewing its website, www.freegoldventures.com, and its public disclosures available on SEDAR at www.sedar.com.

About Tiomin Resources Inc.
Tiomin is a mining company traded on The Toronto Stock Exchange with a focus on the exploration and development of base metals, precious metals, and titanium mineral sands projects. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations

E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of mineral sands, copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN TO INCREASE GOLD EXPLORATION PORTFOLIO
Will partially convert Freegold's debt into equity and receive Western Standard shares

TORONTO – September 8, 2009: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) today announced an agreement with Freegold Ventures Limited ('Freegold') (TSX: ITF) to acquire a 19.99% equity interest in Freegold, a promising gold exploration company with properties in Alaska, by converting approximately 66% of the US$2,329,000 bridge loan, including accrued interest and fees, owed by Freegold to Tiomin into 16,714,773 common shares of Freegold. In addition, Freegold will transfer to Tiomin 1,000,000 of the 5,000,000 million common shares of Western Standard Metals Limited ('Western Standard') (TSXV: WSM) to be received by Freegold in exchange for Freegold's Almaden Gold Project in Idaho. Western Standard will also assume the approximate US$3million of debt owed by Freegold to the senior bridge lender, relieving Freegold of this debt obligation. Tiomin will also nominate a director of Freegold. On Friday September 4, 2009 Freegold closed at $0.14 per share and Western Standard closed at $0.275 per share.

The remaining debt of approximately US$783,000 owed by Freegold to Tiomin will continue to be secured under the existing security agreements.

The above is subject to Regulatory approval.

Mr. Robert Jackson, President and CEO of Tiomin, commented "We are pleased with this win-win resolution. Tiomin used its debt and security position to negotiate favourable investments into two promising gold exploration companies that will be more focused and capable of advancing their projects and obtaining new funding. Eliminating much of Freegold's debt makes it a stronger company, better able to raise funds. The financial crisis changed the expected outcome of our initial bridge loan to Freegold but Tiomin is excited to take equity interests in Freegold and Western Standard, two exploration companies that are now well positioned to advance their gold projects in Alaska and Idaho, respectively".

Freegold seeks to further explore its 93% owned Golden Summit gold project outside Fairbanks, Alaska, near the Fort Knox gold mine. Freegold's other properties include a 100% lease interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska and an exploration agreement with an option to lease the Vinasale gold project in central Alaska.

More details regarding Freegold's projects can be obtained by reviewing its website, www.freegoldventures.com, and its public disclosures available on SEDAR at www.sedar.com.

About Tiomin Resources Inc.
Tiomin is a mining company traded on The Toronto Stock Exchange with a focus on the exploration and development of base metals, precious metals, and titanium mineral sands projects. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231